Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2021 RESULTS

•	Revenue Increases 15.7% in 1Q21 Compared to 1Q20, New Quarterly Record

•	24.2% Gross Margin Increases 150 Basis Points from 1Q20

•	Net Earnings Increase 34.7% in 1Q21 Compared to 1Q20 and Increase 40.4% Compared to 4Q20, with 1Q21 Reaching NT$1.32 or US$0.05 per Basic Common Share or US$0.93 per Basic ADS

•	Free Cash Flow of US$32.4 Million in 1Q21, with Further Expansion of Cash and Cash Equivalents Balance to US$196.3 Million

•	Dividend of NT$2.2 Per Common Share Approved by the ChipMOS’ Board of Directors Pending Shareholder Approval at Company’s AGM

Hsinchu, Taiwan – May 11, 2021 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the first quarter ended March 31, 2021, with a new quarterly revenue record high, continued gross margin expansion and a 40.4% increase in net earnings compared to the fourth quarter ended December 31, 2020. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$28.48 against US$1.00 as of March 31, 2021.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the first quarter of 2021 was NT$6,465.3 million or US$227.0 million, an increase of 2.5% from NT$6,310.3 million or US$221.6 million in the fourth quarter of 2020 and an increase of 15.7% from NT$5,586.8 million or US$196.2 million for the same period in 2020. The sequential and year over year increases reflects the Company’s continued execution on its business strategy, as it leverages prior investments in capacity to meet increased customer’ demand levels across its key market segments, with a higher average ASP and higher consolidated gross margin.

Net non-operating income in first quarter of 2021 was NT$25.3 million or US$0.9 million, compared to net non-operating expenses NT$277.6 million or US$9.7 million in the fourth quarter of 2020. The difference is mainly due to the decrease of foreign exchange loss of NT$151.6 million or US$5.3 million and the share of gain of associates accounted for using equity method of NT$141.6 million or US$5.0 million. Net non-operating expenses in first quarter of 2020 was NT$4.3 million or US$0.2 million. The difference is mainly due to increase of the share of gain of associates accounted for using equity method of NT$69.2 million or US$2.4 million, the decrease of interest expense of NT$12.5 million or US$0.4 million and partially offset by the increase of foreign exchange loss NT$54.7 million or US$1.9 million.

Net profit attributable to equity holders of the Company for the first quarter of 2021 was NT$959.1 million or US$33.7 million, and NT$1.32 or US$0.05 per basic common share, as compared to NT$686.4 million or US$24.1 million, and NT$0.94 or US$0.03 per basic common share in the fourth quarter of 2020. This compares to NT$712.7 million or US$25.0 million, and NT$0.98 or US$0.03 per basic common share in the first quarter of 2020. Net earnings for the first quarter of 2021 were US$0.93 per basic ADS, compared to US$0.66 per basic ADS for the fourth quarter of 2020 and US$0.69 per basic ADS in the first quarter of 2020.

Free cash flow for the first quarter of 2021 was NT$922.3 million or US$32.4 million, with a balance of cash and cash equivalents was NT$5,590.8 million or US$196.3 million.

First Quarter 2021 Investor Conference Call / Webcast Details

Date: Tuesday, May 11, 2021

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 841281 #

Webcast of Live Call and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note:

An English translation audio and transcript will be made available on the Company’s website following the Mandarin conference call to help ensure transparency, and to facilitate a better understanding of its financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.